Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

September 1, 2022

RE:    Compass Minerals International, Inc.
    Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
    Filed November 30, 2021
Response letter filed July 15, 2022
    File No. 001-31921

Dear Mr. Babula:

This letter is to confirm that it was agreed that Compass Minerals International, Inc. would respond to the Division of Corporation Finance’s letter dated August 4, 2022 regarding the above-referenced filing, on or before September 8, 2022.

Please contact me at (913) 344-9200 with any further questions regarding this matter.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer
(Principal Financial Officer)